Exhibit 12

Mandalay Resort Group
Computation of Ratio of Earnings to Fixed Charges
(amounts in thousands)

	Years Ended January 31,					Nine Months Ended October 31,
	1999	2000	2001	2002	2003	2002	2003
Income before income tax and extraordinary loss	140,815	103,116	194,392	93,006	195,334	179,234	196,669
Minority Interest	—	292	16,746	29,352	40,650	29,274	42,766
Fixed charges:
Interest expense	95,541	164,387	219,940	221,352	207,114	156,114	148,451
Proportionate share joint venture interest	11,571	10,214	9,888	7,501	7,172	5,010	6,037
Rentals representing an interest factor (1/3 of operating rental expense)	1,151	9,329	14,407	11,357	17,042	13,233	7,237

Earnings as defined	249,078	287,338	455,373	362,568	467,312	382,865	401,160

Fixed charges (including capitalized items):
Interest expense	95,541	164,387	219,940	221,352	207,114	156,114	148,451
Proportionate share joint venture interest	11,571	10,214	9,888	7,501	7,172	5,010	6,037
Capitalized interest	45,518	10,984	1,645	1,039	13,203	9,231	5,922
Rentals representing an interest factor	1,151	9,329	14,407	11,357	17,042	13,233	7,237

Fixed charges as defined	153,781	194,914	245,880	241,249	244,531	183,588	167,647

Ratio of Earnings to Fixed Charges	1.62	1.47	1.85	1.50	1.91	2.09	2.39